

June 29, 2011

<u>Via E-Mail</u>
Marc D. Grodman, Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, New Jersey 07407

> **Re: Bio-Reference Laboratories, Inc.
> Form 10-K for the Fiscal Year Ended October 31, 2010
> Filed January 14, 2011
> File No. 000-15266**

Dear Mr. Grodman:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2010</u>

<u>Management's Discussion and Analysis, page 10</u>
<u>Results of Operations, page 12</u>

1.   We note your response to comment three of our letter dated May 27, 2011. Please provide us draft disclosure of your amended management's discussion and analysis.

<u>Critical Accounting Policies – Accounting for Revenue and Accounting for Contractual Credits and Doubtful Accounts, page 15</u>

2.   We note your response to our prior comments four and our telephone discussion on June 23, 2011. Provide revise to expand your disclosure to discuss the critical assumptions

and judgments management uses to establish tables of estimated revenues, whether these are straight-forward calculations or highly complex judgments, ii) how frequently you update these estimates and iii) the sensitivities of these estimates for each payor group. Please provide us draft disclosures.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

3. We note your schedule of gross revenues on page 40. Please revise the description of the 'other' category to be more descriptive of the types of payors included in this category.

Exchange Act Filings

4. We note your disclosure of Controls and procedures. Please revise your future Exchange Act filings to comply with Item 307 and 308 of Regulation S-K.

Questions may be directed to Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed, at (202) 551-3773 for accounting issues and Edwin S. Kim at (202) 551-3297 or James Lopez at (202) 551-3297 for all other issues.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director